July 17, 2019

VIA EDGAR

Mr. Jeff Long

United States Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, D.C. 20549

RE:	Registrant	Investment Company Act file number
	Sit U.S. Gov't Securities Fund, Inc.	811-04995
	Sit Mutual Funds II, Inc.	811-04033
	Sit Mid Cap Growth Fund, Inc.	811-03342
	Sit Large Cap Growth Fund, Inc.	811-03343
	Sit Mutual Funds, Inc.	811-06373
(together the “Registrants”)
Forms N-CSR, financial statements for each Registrant’s most recent ended fiscal year (“Financial Statements”)

Dear Mr. Long:

Set forth below are the Registrants’ responses to comments provided by you as staff of the Division of Investment Management of the Securities and Exchange Commission regarding the Financial Statements during our telephone conversation on June 27, 2019.

Comment One

You referred to the comments made by Dalia Blass, director, Division of Investment Management, in a speech given at the Investment Company Institute’s Securities Law Developments Conference on October 25, 2018. Director Blass discussed the presentation of key risks in a fund’s prospectus and suggested that the risks must be presented in the order of “actual importance of risks” rather than in an alphabetical presentation. You noted that the Registrants’ principal risks are presented in alphabetical order and requested that the Registrants consider presenting the risks in order of importance.

The Registrants have reviewed the principal risks and considered ranking each principal risk by significance relative to other principal risks. The Registrants believe that the current ordering of risks in alphabetical order is appropriate for the Registrants. The alphabetical ordering of risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The relative magnitude of the principal risks may vary over time and under different circumstances. Ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. Ordering the risks based on subjective determinations of each risk’s relative risk to a fund is potentially misleading and may imply a level of precision or accuracy that does not exist.

Mr. Jeff Long

United States Securities and Exchange Commission

Division of Investment Management

July 17, 2019

To add clarity to the risk disclosure ordering, the following disclosure will be added to the end of the first paragraph under “Principal Investment Risks” in the Registrants’ prospectus in response to Form N-1A Item 4(b), and the end of the first paragraph under “More on the Funds’ Risks” in response to Form N-1A Item 9(c):

“The principal risks are presented alphabetically, and the order of the risks does not indicate the significance of any particular risk factor.”

Comment Two

You noted that the chart of Fund Diversification and Schedule of Investments included in the Fund Reviews and Schedules of Investments section of the Sit Large Cap Growth Fund’s Financial Statements for the year ended June 30, 2018 indicates that investments in the category “Technology Services” equal 27.7% of the Fund’s total net assets. You noted that the Fund’s fundamental investment restrictions prohibit the Fund from investing more than 25% of its net assets in any one industry. You asked whether the amount of the investments in companies included in the category of “Technology Services” is consistent with the Fund’s industry concentration restriction.

The “Technology Services” category used in the Fund’s Financial Statement refers to a financial sector, which is one of a few general segments in the economy within which a large group of companies can be categorized. Industry refers to a much more specific group of companies. The Registrant’s investments comply with its investment restriction limiting the Fund from investing more than 25% of its net assets in any one industry. In future Financial Statements the Registrant will label the diversification chart to refer to economic sectors and will indicate in the Schedules of Investments that the categories are based on economic sectors so that it is clear the Fund’s investments are consistent with its investment restrictions regarding the portfolio’s industry concentration.

Comment Three

You noted that SEC Form N-CSR was revised in May of 2019 and commented that the Registrants’ future filings of Form N-CSR should be made using the revised form.

The Registrants will use the Form N-CSR which is current at the time of filing of such form.

Mr. Jeff Long

United States Securities and Exchange Commission

Division of Investment Management

July 17, 2019

Comment Four

You noted that the Registrants are unified fee investment companies where the investment adviser charges a single unified management fee and the investment adviser is responsible for paying all fund operating expenses. You requested that the Registrants’ investment adviser represent that it has paid the Registrants’ operating expenses, including the expenses of its service providers, that the investment adviser is obligated to pay.

Sit Investment Associates, Inc. (“SIA”) serves as the Registrants’ investment adviser and pursuant to the investment management agreements is obligated to bear the Registrant’s expenses, except for extraordinary expenses, interest, brokerage commissions and other transaction charges relating to the investing activities of the Registrants. As of the date of this letter, SIA has paid all of the Registrants’ expenses that SIA is obligated to pay pursuant to the investment management agreements.

Comment Five

You noted that Sit Minnesota Tax-Free Income Fund includes non-diversification as a principal investment risk. You stated that to the extent the Fund has operated as a diversified fund for more than three years it should not include a risk regarding non-diversification.

Sit Minnesota Tax-Free Income Fund has for at least the past three years met the requirements to be classified as a Diversified Company pursuant to section 5(b)(1) of the Investment Company Act of 1940. The Registrant will remove the non-diversification risk from the Fund’s list of principal risks in the Registrant’s prospectus, and revise the section entitled “Diversification” under Additional Investment Policies and Risks in the Fund’s statement of additional information to reflect that the Fund operates as a diversified company.

I believe this letter fully responds to your comments. Please call me if you have any questions.

Sincerely,

Paul E. Rasmussen
Vice President

CC:	KPMG, LLP
Dorsey and Whitney